EXHIBIT 99.1

Cellectis Establishes an At-The-Market (ATM) Program on Nasdaq

NEW YORK, March 29, 2021 (GLOBE NEWSWIRE) -- Cellectis S.A. (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS) (the “Company”), a clinical-stage biotechnological company employing its core proprietary technologies to develop best-in-class products based on gene-edited allogeneic CAR T-cells in the field of immuno-oncology, today announced that it has filed a prospectus supplement with the Securities and Exchange Commission (“SEC”) relating to an At-The-Market (ATM) program, pursuant to which it may offer and sell to eligible investors a total gross amount of up to $125.0 million of American Depositary Shares (“ADS”), each ADS representing one ordinary share of Cellectis, from time to time in sales deemed to be an “at the market offering” pursuant to the terms of a sales agreement with Jefferies LLC (“Jefferies”), acting as sales agent. The timing of any sales will depend on a variety of factors. The ATM program is presently intended to be effective through the expiration of the existing registration statement, i.e. until June 2, 2023, unless terminated prior to such date in accordance with the sales agreement or the maximum amount of the program has been reached.

The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program (i) to fund the research and development of its product candidates, (ii) to pursue new human therapeutics approaches based on its proprietary gene editing technology outside of oncology, (iii) to fund manufacturing activity in its proprietary state-of-the-art facility in Raleigh, North Carolina, and (iv) for working capital and general corporate purposes.

Jefferies, as sales agent, will use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company, consistent with Jefferies’ normal sales and trading practices. Sales prices may vary based on market prices and other factors. Only eligible investors (as described in greater detail below) may purchase ADSs under the ATM program.

The ADSs and the underlying ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) and pursuant to the 13th and/or 15th resolutions adopted by the Annual General Meeting of Shareholders held on June 29, 2020 (or any substitute resolutions, adopted from time to time), within the limit of a maximum number of 12,799,700 ordinary shares (being the maximum authorized by the shareholders for each such resolution), representing a maximum potential dilution of approximately 29.74% based on the existing share capital of the Company.

The ATM program may only be issued to the categories of investors defined in the 13th and/or 15th resolutions (or any similar resolutions that may be substituted to them in the future), comprising (i) any person or legal entity, whether French or foreign (i.e., non-French), that invests on a regular basis or has invested at least €5 million over the preceding 36 months in the health or biotechnology sector and/or (ii) any industrial company, institution or entity, whether French or foreign (i.e., non-French), active in the health or biotechnology sectors or any affiliate thereof. The new ordinary shares will be admitted to trading on the market of Euronext Growth and the issued ADSs will trade on Nasdaq.

On an illustrative basis, assuming the issuance of the full amount of $125.0 million of ADSs under the ATM program at an assumed offering price of $19.14, the last reported sale price of the ADSs on Nasdaq on March 26, 2021, a holder of 1.0% of the outstanding Company's share capital as of the date of this press release, would hold 0.9% of the outstanding Company's share capital after the completion of the transaction (calculated on the basis of the number of outstanding shares on the date of publication of this press release).

During the term of the ATM program, the Company will include in the publication of its quarterly results information about its use of the program during the preceding quarter and will also provide an update after each capital increase on a dedicated location on its corporate website in order to inform investors about the main features of each issue that may be completed under the ATM program from time to time.

A shelf registration statement on Form F-3 (including a prospectus) relating to Cellectis’ ADSs was filed with the SEC and became effective upon filing. Before purchasing ADSs in the offering, prospective investors should read the prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein. Prospective investors may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from Jefferies LLC, 520 Madison Avenue, New York, NY 10022 or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com. No prospectus will be subject to the approbation of the Autorité des Marchés Financiers ("AMF").

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding Cellectis’ proposed securities offering and its intended use of proceeds. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Cellectis’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings Cellectis makes with the SEC from time to time. Except as required by law, Cellectis assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future, except as required by law.

For further information, please contact:

Media contacts:

Margaret Gandolfo, 646-628-0300,
Communications Manager
Margaret.gandolfo@cellectis.com

or

Conor McGlodrick, 914-355-0927,
Zeno Group
Conor.Mcgoldrick@zenogroup.com

IR contact:

Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com

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